SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the approval by the Company’s Board of Directors of PLDT’s audited consolidated financial statements as at and for the year ended December 31, 2007, prepared in accordance with the Philippine Financial Reporting Standards.	6

EXHIBIT 1

March 14, 2008

Philippine Stock Exchange Center

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention : Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

We refer to our disclosure dated March 4, 2008 (in the form of a press release) which contained a Financial Summary based on PLDT’s unaudited consolidated financial statements as at and for the year ended December 31, 2007, prepared in accordance with Philippine Financial Reporting Standards (Unaudited PFRS-FS).

At a Special Meeting held today, our Board of Directors approved PLDT’s audited consolidated financial statements as at and for the year ended December 31, 2007, prepared in accordance with PFRS (Audited PFRS-FS). Attached is a Financial Summary based on the Audited PFRS-FS which does not differ from the Financial Summary based on the Unaudited PFRS-FS which were filed on March 4, 2008.

Our Annual Report on SEC Form 17-A with our Audited PFRS-FS will be filed in due course on or before April 14, 2008.

Thank you.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

EXHIBIT 1

March 14, 2008

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C updating the disclosure dated March 4, 2008 (in the form of a press release) which contained a Financial Summary based on PLDT’s unaudited consolidated financial statements as at and for the year ended December 31, 2007, prepared in accordance with Philippine Financial Reporting Standards (Unaudited PFRS-FS).

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

EXHIBIT 1

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553

Contact Person Company Telephone Number

1	2	3	1	SEC Form 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day

Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles Number/Section

Total Amount of Borrowings

2,184,971 as of February 29, 2008	N/A	N/A

Total No. of Stockholders Domestic Foreign

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To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  14 March 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

EXHIBIT 1

11. Other events

At a Special Meeting held today, our Board of Directors approved PLDT’s audited consolidated financial statements as at and for the year ended December 31, 2007, prepared in accordance with PFRS (Audited PFRS-FS). Attached are copies of our letter to the Philippine Stock Exchange Center dated March 14, 2008 and a Financial Summary based on the Audited PFRS-FS which does not differ from the Financial Summary based on the Unaudited PFRS-FS which were filed on March 4, 2008.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 14, 2008

EXHIBIT 1

	PLDT Consolidated
	FOR THE YEAR ENDED DECEMBER 31, 2007
In million pesos	Audited	Unaudited	Difference

Service revenues	135,476	135,476	-
Non-service revenues	2,480	2,480	-
Other income	3,667	3,667	-
	141,623	141,623	-

Expenses	88,366	88,366	-

Income before income tax	53,257	53,257	-

Provision for income tax	17,279	17,279	-

Net Income - As Reported	36,004	36,004	-

EPS, Basic(a)	188.42	188.42	-
EPS, Diluted(a)	187.53	187.53	-

Core net income(b)	35,151	35,151	-

EPS, Basic(c)	183.90	183.90	-
EPS, Diluted(c)	183.02	183.02	-

(a) EPS based on reported net income
(b) Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets
(c) EPS based on core net income

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 14, 2008